United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March 2016

Commission File Number 1-13758

PHAROL, SGPS S.A.

(Exact name of registrant as specified in its charter)

Rua Joshua Benoliel, 1, 2C, Edifício Amoreiras Square

1250 -133 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

Announcement | Lisbon 23 March 2016

PHAROL INFORMS ABOUT ACQUISITION OF TREASURY SHARES

PHAROL, SGPS S.A. (“PHAROL”) informs that, pursuant to the terms and for the purposes of article 11, paragraph 2, item b) and of article 13 of the Regulation 5/2008 of the Portuguese Securities Code, and in accordance with the resolution of the General Shareholder’s Meeting held on 4 November 2015, it has acquired, on the 21,22 and 23 March 2016 the following number of treasury shares in the Euronext Lisbon:

Date	Hour (CET)	Quantity	Buy/Sell	Inside/Outside Stock market	Price €
21-03-2016	15:00:05	9,384	Buy	Inside	0.135
21-03-2016	15:00:05	100	Buy	Inside	0.135
21-03-2016	15:00:05	150	Buy	Inside	0.135
21-03-2016	15:04:54	450	Buy	Inside	0.135
21-03-2016	15:11:40	178,000	Buy	Inside	0.135
21-03-2016	15:14:30	11,916	Buy	Inside	0.135
21-03-2016	17:00:58	75,250	Buy	Inside	0.135
21-03-2016	17:00:58	19,202	Buy	Inside	0.135
21-03-2016	17:00:58	40,897	Buy	Inside	0.135
21-03-2016	17:00:58	750	Buy	Inside	0.135
21-03-2016	17:00:58	20,053	Buy	Inside	0.135
21-03-2016	17:00:58	43,848	Buy	Inside	0.135
22-03-2016	16:02:04	11,000	Buy	Inside	0.138
22-03-2016	16:02:04	63,976	Buy	Inside	0.138
22-03-2016	16:02:04	25,950	Buy	Inside	0.138
22-03-2016	16:02:04	11,503	Buy	Inside	0.138
22-03-2016	16:02:04	17,406	Buy	Inside	0.138
22-03-2016	16:02:04	18,860	Buy	Inside	0.138
22-03-2016	16:02:04	18,877	Buy	Inside	0.138
22-03-2016	16:02:04	19,790	Buy	Inside	0.138
22-03-2016	16:02:04	12,638	Buy	Inside	0.138
22-03-2016	17:05:31	137,070	Buy	Inside	0.139
22-03-2016	17:05:31	4,480	Buy	Inside	0.139
22-03-2016	17:05:31	40,287	Buy	Inside	0.139
22-03-2016	17:05:31	10,000	Buy	Inside	0.139

PHAROL, SGPS S.A. Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	PHAROL is listed on the Euronext (PHR). Information may be accessed on Bloomberg under the symbol PHR PL.	Luis Sousa de Macedo Investor Relations Director ir@pharol.pt Tel.: +351 212 697 698 Fax: +351 212 697 949

pharol.pt

Date	Hour (CET)	Quantity	Buy/Sell	Inside/Outside Stock market	Price €
22-03-2016	17:05:31	8,163	Buy	Inside	0.139
23-03-2016	14:27:07	5,147	Buy	Inside	0.141
23-03-2016	14:27:07	516	Buy	Inside	0.141
23-03-2016	14:27:07	2,078	Buy	Inside	0.141
23-03-2016	14:27:07	19,464	Buy	Inside	0.141
23-03-2016	14:27:07	14,710	Buy	Inside	0.141
23-03-2016	14:27:07	39,149	Buy	Inside	0.141
23-03-2016	14:27:07	2,608	Buy	Inside	0.141
23-03-2016	14:54:43	160	Buy	Inside	0.141
23-03-2016	14:54:43	66,168	Buy	Inside	0.141
23-03-2016	16:07:40	33,000	Buy	Inside	0.142
23-03-2016	16:07:40	28,125	Buy	Inside	0.142
23-03-2016	16:07:40	39,011	Buy	Inside	0.142
23-03-2016	16:07:40	5,000	Buy	Inside	0.142
23-03-2016	16:07:40	18,392	Buy	Inside	0.142
23-03-2016	16:07:40	17,652	Buy	Inside	0.142
23-03-2016	16:07:40	10,000	Buy	Inside	0.142
23-03-2016	16:07:40	19,710	Buy	Inside	0.142
23-03-2016	16:07:40	20,000	Buy	Inside	0.142
23-03-2016	16:07:40	20,230	Buy	Inside	0.142
23-03-2016	16:07:40	20,000	Buy	Inside	0.142
23-03-2016	16:07:40	18,880	Buy	Inside	0.142

Following these transactions, PHAROL SGPS S.A. holds 28,265,000 own shares, corresponding to 3.1528% of the Company’s share capital.

PHAROL  |  Announcement

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 23, 2016

PHAROL, SGPS S.A.

By:	/s/ Luis Sousa de Macedo
Luis Sousa de Macedo
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

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